Exhibit 99.270

Nextech AR Rapidly Expands Enterprise Salesforce with Fastly Executive Zak Mcleod and

Salesforce.com Executive Rory Ganness

Both executives bring over a decade of experience and will play key roles in driving revenue as the company moves toward its 2021 goal of $50-60 million

●	Nextech continues to expand its leadership team with experienced global technology hires from Microsoft, SAP, Disney, Fastly, Saleforce.com and more, as it looks to monetize a portfolio of digital transformation technologies.

●	The European cloud computing market is set to grow from its current market value of more than $25 billion to over $75 billion by 2026.

VANCOUVER, British Columbia, February 16, 2021 --  Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events, today announced that it has hired Zak Mcleod formerly of Fastly FSLY (NYSE) as Senior Director of Sales – EMEA. The company is also pleased to announce that Rory Ganness formerly of Salesforce.com CRM (NYSE) has joined the Nextech team as Director of Enterprise Sales- North America.

Both hires as Senior Sales Directors – at Nextech AR, will establish the Company as a market-leading partner for all things augmented reality across the globe region. This will include introducing Nextech’s platform and tools to high-value markets such as higher education, eCommerce, virtual events, financial services, and healthcare through large client acquisitions across these verticals.

Mcleod was Senior Sales Director (EMEA) at Fastly, a market-leading edge cloud computing solution, where he rebuilt the company’s media, broadcast, and entertainment vertical from the ground up, across the UK and other European markets.

Highlights included key wins with Sky News Arabia, Tomorrowland festival, and a large-scale image redesign with The Guardian. Mcleod also acted as a consultant for Ericsson Innovation Labs, where he advised on their Edge Computing strategy, and acted as Major Account Executive at Cedexis, a significant disruptor to the CDN & Cloud performance optimization industry acquired by Citrix.

“I’m excited to start with Nextech and begin working alongside and learning from the vast array of talent found at this company. I believe there is incredible potential to create truly immersive virtual experiences that inspire and change the world for our customers,” said Zak Mcleod, Senior Director of Sales – EMEA at Nextech AR. “I’m passionate about delivering business value and enabling meaningful ways to connect with audiences using new technologies - in today’s world, solution providers must look for ways to introduce tools which have a positive impact on social life and the way we communicate together. I believe the combination of market-leading technology, Evan’s hunger and vision, as well as the experience and know-how of the leadership team across the business means we are uniquely placed to lead the way in the AR market across the UK and European markets.”

“I’m delighted to welcome Zak and Rory who both have their finger on the pulse of new wave technologies reshaping the way we live, work and learn, making them ideal hires as demand is accelerating and Nextech is rapidly expanding to meet this demand throughout the EMEA, and North American markets” said Evan Gappelberg, CEO of Nextech AR. “Having talented salespeople with a history of success is key to driving revenue as we build towards our goal of $50-60 million in 2021”.

Over the past six months, Nextech has actively sought out leading technology industry experts who can elevate the company’s mission, provide value, and drive revenue across all verticals. Due it it’s unique value proposition, Nextech has been successful in attracting top tier talent from SAP NYSE: SAP, Apple NASDAQ: AAPL, Microsoft Corporation NASDAQ: MSFT, Disney NYSE: DIS, IBM, Oracle NASDAQ: ORCL, NortonLifeLock NASDAQ: NLOK and now Fastly NYSE: FSLY and Salesforce.com NYSE: CRM.

Recent Company Highlights:

●	February 10, 2021: The Company announced the launch of version 2.0 of its AiR Show app, an application that turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience.

●	February 9, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021.

●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company’s revenue potential for 2021.

●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.

●	February 1, 2021: The Company announced that it has been invited to Microsoft’s (MSFT: NASDAQ) Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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